Exhibit 10.2

MANAGEMENT SERVICES AGREEMENT - AMENDED

This AGREEMENT is made on May 1, 2016, at Santa Ana, Orange County, California between Avalanche International Corp. (hereinafter referred to as “Avalanche”), a Delaware corporation, located at 5940 S. Rainbow Blvd., Las Vegas, CA 89118 and Alzamend Neuro, Inc. (hereinafter referred to as “Alzamend”), a Delaware corporation, located at 50 W. Broadway, Salt Lake City, UT 84101. Avalanche and Alzamend are each referred to herein as a “Party” and collectively as the “Parties.”

RECITALS

It is the desire of Alzamend to engage the services of Avalanche to perform certain administrative and management services involving it’s commercialization of patented intellectual property to prevent, treat and cure Alzheimer’s; it is the desire of Avalanche to perform such services in consideration of the compensation set forth herein. The Parties acknowledge that such Agreement is in their mutual best interests. The Parties therefore agree as follows:

AGREEMENT

1.	TERM

This Agreement will remain in effect commencing on May 1, 2016 through August 31, 2016 provided that either Party may terminate this Agreement sooner if the other breaches this Agreement and such breach remains uncured for twenty (20) days following delivery of written notice of same to the breaching Party. In addition, after ninety (90) days from the effective date of this Agreement, either Party may terminate this Agreement, for any reason, with thirty (30) days written notice to the other Party. The following Sections shall survive any expiration or termination of this Agreement: 4, 9, 10, 11, 12, 14, 15, 16, 17, 18, 19, 20, 21, 22.

2.	DESIGNATED REPRESENTATIVES

Avalanche will designate one or more representatives who will act as the primary point of contact for Alzamend for matters related to this Agreement and who shall make themselves available to consult with the directors, officers and department heads of Alzamend, at reasonable times upon request of Alzamend, concerning all matters relating to this Agreement. Alzamend will designate one or more representatives who will act as the primary point of contact for Avalanche for matters related to this Agreement and who will have the authority to provide instructions, clarifications or make decisions when so requested by Avalanche. Either Party may replace such representative with an individual of comparable qualification and experience by notifying the other Party of such new appointment.

3, SCOPE OF SERVICES

In addition to the consultation provided for in Paragraph 2, Subject to any limitations imposed by applicable law or regulation, Avalanche shall render or cause to be rendered management, consulting and financial services to Alzamend as requested from time to time by Alzamend and agreed to by Avalanche, which services may include advice and assistance concerning any and all aspects of the operations, planning and financing of Alzamend and conducting relations on behalf of ALZAMEND with accountants, attorneys, financial advisors and other professionals. Avalanche shall provide and devote to the performance of this Agreement such employees, affiliates and agents of Avalanche as Avalanche shall deem appropriate to the furnishing of the services hereunder. In addition, Avalanche shall, as requested by Alzamend and agreed to by Avalanche, render advice and expertise in connection with any acquisitions or dispositions undertaken by Alzamend.

4.	LIMITED LIABILITY

Avalanche shall not be liable to Alzamend, or to anyone who may claim any right due to its relationship with Alzamend (including clients and employees), for any acts or omissions on the part of Avalanche or the agents or employees of Avalanche in the performance of the Services, except when the acts or omissions are due to willful misconduct or gross negligence. Alzamend will defend, indemnify and hold Avalanche free and harmless from any obligations, costs, claims, judgments, attorney’s fees, or attachments arising from or growing out of the Services or in any way connected with the rendering of the Services, except when they arise from the willful misconduct or gross negligence of Avalanche, and Avalanche is adjudged to be guilty of willful misconduct or gross negligence by a court of competent jurisdiction. In the event of a claim or suit for which indemnification is sought, Avalanche agrees as follows: (a) to provide notice to Alzamend within ten (10) calendar days of receiving written notice of the claim or service of citation; and (b) cooperate fully in the investigation and defense of any such claim or suit. In the event of a claim or suit for which indemnification is sought, the Parties agree that Alzamend shall provide legal counsel at its sole cost and expense for the benefit of Avalanche until and unless an actual conflict of interest arises. In the event an actual conflict arises, Avalanche may retain its own legal counsel whose services shall be paid for by Alzamend so long as such rates do not exceed the hourly rate paid by Alzamend to its own counsel. Alzamend shall have the right to compromise, settle and/or otherwise resolve any and all claims asserted against Avalanche subject to the following restrictions: (a) no compromise, settlement, release, accord and satisfaction may include an admission of liability by Avalanche without their prior written consent thereto; and (b) Alzamend shall provide Avalanche with monthly reports regarding the status of the claim and the strategy to be employed in seeking its resolution.

5.	COMPENSATION AND REIMBURSEMENT OF EXPENSES

5.1.	Each month, beginning with May 2016, Avalanche will invoice, and Alzamend shall pay to Avalanche, compensation in the amount of forty thousand dollars ($40,000.00) per month, payable on the 15th of each month for Services to be provided during that month. Avalanche may suspend performance of Services until it receives full payment of the monthly compensation.

5.2	All obligations or expenses incurred by Avalanche in the performance of their duties under this Agreement shall be for the account of, on behalf of, and at the expense of Alzamend, and all such expenses shall be promptly reimbursed by Alzamend. Avalanche shall not be obligated to make any advance to or for the account of Alzamend or to pay any sums or be obligated to incur any liability or obligation for the account of Alzamend. Upon Alzamend’s receipt of an invoice that sets forth with a reasonable level of detail obligations or expenses incurred by Avalanche in the performance of their duties under this Agreement, Alzamend shall reimburse Avalanche within 10 days, which shall be in addition to any other amount payable to Avalanche under this Agreement. Avalanche may suspend performance of Services until it receives payment on past due invoices relating to monthly expenses.

6.	COMPLIANCE OF LAW; QUALITY ASSURANCE

Each Party agrees to conduct its business in compliance with all applicable laws, rules and ordinances. In the event that any disciplinary or other actions are initiated against Alzamend, Alzamend shall immediately inform Avalanche of such action and the underlying facts and circumstances. Deficiencies discovered in the performance of any Avalanche personnel or in the quality of the Services shall be reported immediately to Alzamend and appropriate steps shall be taken by Avalanche to remedy such deficiencies.

7.	REGULATORY COMPLIANCE

If any governmental authority issues any law, regulation or interpretation or materially changes its current position as to the interpretation of any existing law or regulation which would prohibit, restrict, limit or render illegal the transactions or relationships contemplated hereby, or if a governmental entity issues a written statement to the effect that any such transaction or relationship is in violation of any law, rule or regulation, the Party receiving such notice or first becoming aware of such change shall notify the other. In such event, AVALANCHE may by notice to Alzamend amend this Agreement in order to bring it into compliance with all applicable laws, rules and regulations so long as the basic economic results of such transaction would survive any such amendments.

8.	GOVERNMENT REGULATIONS; LICENSES

Without limiting the provisions hereof, to the extent known and material to the operation of Alzamend, Avalanche shall promptly notify Alzamend of any changes which may occur in relevant laws or regulations of any government, governmental body or agency having jurisdiction over Alzamend. The foregoing shall not in any way limit Alzamend’s continuing professional and legal responsibility to comply with, and be aware of, all licensing, regulatory, professional or other requirements applicable to Alzamend.

9.	NOTICES

Any notice or other communication required or permitted to be delivered to any Party under this Agreement shall be in writing and shall be deemed properly delivered, given and received when delivered (by hand, by registered mail, by courier or express delivery service or by facsimile) to the address or facsimile telephone number set forth beneath the name of such Party below (or to such other address or facsimile telephone number as such Party shall have specified in a written notice given to the other Parties hereto):

if to Alzamend Neuro, Inc.:

Philip Mansour Alzamend Neuro, Inc. 50 W. Broadway
Salt Lake City, UT 84101 Telephone: (949) 346-5822 Facsimile:

if to Avalanche International Corp:

Milton C. Ault, III
Avalanche International, Corp. 5940 S. Rainbow Blvd.
Las Vegas, NV 89118 Telephone: (888) 863-9490 Facsimile:

10.	CONFIDENTIALITY

For purposes of this Agreement, all information exchanged between the Parties shall be considered Confidential Information unless: (a) clearly marked to the contrary or (b) the Parties mutually agree in writing that the information can be treated as non-confidential. Any information generated for the benefit of a Party, shall be considered the Confidential Information of that Party. For the period commencing with the effective date hereof and ending seven (7) years thereafter, the Receiving Party shall (i) retain in confidence any Confidential Information disclosed to it by the Disclosing Party (ii) not use any such Confidential Information for any purpose other than as reasonably necessary to performance of this Agreement (iii) not disclose such Confidential Information to any third person unless expressly authorized by the Disclosing Party in writing, (iv) not attempt to reverse-engineer or otherwise acquire the trade secrets, proprietary information, information protected under any patent or copyright law, technology or methodology employed by the Disclosing Party and (v) protect such Confidential Information with at least the same degree of care the Receiving Party uses to protect its own Confidential Information (such care to be of the type and degree no less that that which would be used by a reasonably and prudent business person in protecting valuable trade secrets). Notwithstanding the foregoing, the Receiving Party may disclose the information (1) to those of its employees who need to know such information in order for the Receiving Party to be able to perform its obligations under this Agreement; provided that such employee is made aware of this Agreement and the obligations and restrictions imposed herein and (2) to the Receiving Party’s authorized agents and representatives who need to know such information in order for the Receiving Party to be able to perform its obligations under this Agreement. The Parties agree and acknowledge that certain Confidential Information of each Party may be required for submission to federal or state regulatory bodies. The Parties acknowledge and agree that such submissions, so long as required by applicable law, shall not constitute a violation of the terms of this Agreement; provided that the Party making such submission has provided the other Party with prior written notice that the submission is being made identifying the Confidential Information to be Disclosed, submitted only that Confidential Information necessary to comply with such applicable law. In addition, the prohibition against disclosure shall not apply to any disclosure required pursuant to judicial or governmental order, regulation or law provided that the Receiving Party making disclosure shall give reasonable notice of such disclosure to the Disclosing Party unless the giving of such notice is prohibited by applicable order or law. The term “Confidential Information” shall not include information which the Receiving Party can demonstrate by competent written proof: (a) is, at the time of disclosure by the Disclosing Party, or thereafter becomes, through no act or failure to act on the part of the Receiving Party, generally known or available to the public; (b) is known by the Receiving Party, free of any restrictions on disclosure, at the time the Receiving Party receives such information from the Disclosing Party; (c) is, subsequent to receipt by the Receiving Party, furnished to the Receiving Party by a third party, as a matter of right and without restriction on disclosure; or (d) is the subject of specific written permission to disclose provided by the Disclosing Party and signed by an authorized official of the Disclosing Party. All Confidential Information (including copies thereof) will remain the property of the Disclosing Party. Upon request, the Receiving Party will, at the election of the Disclosing Party, either destroy the Confidential Information (and so certify in writing) or return the Confidential Information to the Disclosing Party. A Receiving Party may retain one archival copy for the purpose of monitoring and insuring compliance with the terms of this Agreement only provided that it is treated in accordance with the provisions set forth herein for protection of Confidential Information. The Receiving Party may also retain such additional copies as may be required by applicable law provided that such copies are also treated in accordance with the provisions set forth herein for protection of Confidential Information. Nothing in this Agreement nor any disclosure of Confidential Information by the Disclosing Party, during the term of this Agreement, shall operate to confer any intellectual property rights upon the Receiving Party nor be effective to license or transfer to the Receiving Party any right, title, or interest in the Confidential Information of the Disclosing Party.

11.	REMEDIES CUMULATIVE; SPECIFIC PERFORMANCE

The rights and remedies of the Parties hereto shall be cumulative and not alternative. The Parties hereto agree that: (a) in the event of any breach or threatened breach by any Party hereto of any covenant, obligation or other provision set forth in this Agreement, the other Party shall be entitled (in addition to any other remedy that may be available to it) to (i) a decree or order of specific performance or mandamus to enforce the observance and performance of such covenant, obligation or other provision, and (ii) a temporary restraining order and/or an injunction restraining such breach or threatened breach; and (b) such other Party shall not be required to provide any bond or other security in connection with any such decree, order or injunction or in connection with any related action or Proceeding. In the event such bond cannot be waived, the Parties agree that it shall be set at a nominal amount.

12.	INDEPENDENT CONTRACTOR

Avalanche shall perform the Services under this Agreement as an independent contractor and shall have complete and exclusive control over its employees and agents. All materials, equipment, software, hardware and facilities owned by Avalanche and used in connection with the performance of the Services by Avalanche shall remain the exclusive property of Avalanche and no right, title, license or equitable claim for its use shall arise to or be asserted by Alzamend. All materials, equipment, software, hardware and facilities owned by Alzamend and utilized by Avalanche in connection with the performance of the Services by Avalanche shall remain the exclusive property of Alzamend and no right, title, license or equitable claim for its use shall arise to or be asserted by Avalanche.

13.	FORCE MAJEURE

Either Party shall be excused from performing its obligations under this Agreement if its performance is delayed or prevented by any event beyond such Party’s reasonable control and without its fault or negligence, including, but not limited to, acts of God, acts of the public enemy (terrorism), insurrections, riots, embargoes, labor disputes, including strikes, lockouts, job actions, or boycotts, fires explosions or floods, provided that such performance shall be excused only to the extent of and during the reasonable continuance of the effect of such force majeure.

14.	GOVERNING LAW; VENUE;

This Agreement shall be construed in accordance with, and governed in all respects by, the internal laws of the State of California (without giving effect to principles of conflicts of laws).

15.	MUTUAL WAIVER OF JURY TRIAL

BECAUSE DISPUTES ARISING IN CONNECTION WITH COMPLEX TRANSACTIONS ARE MOST QUICKLY AND ECONOMICALLY RESOLVED BY AN EXPERIENCED AND EXPERT PERSON AND THE PARTIES WISH APPLICABLE STATE AND FEDERAL LAWS TO APPLY (RATHER THAN ARBITRATION RULES), THE PARTIES DESIRE THAT THEIR DISPUTES BE RESOLVED BY A JUDGE APPLYING SUCH APPLICABLE LAWS. THEREFORE, TO ACHIEVE THE BEST COMBINATION OF THE BENEFITS OF THE JUDICIAL SYSTEM AND OF ARBITRATION, EACH PARTY TO THIS AGREEMENT (INCLUDING THE COMPANY) HEREBY WAIVES ALL RIGHTS TO TRIAL BY JURY IN ANY ACTION, SUIT, OR PROCEEDING BROUGHT TO RESOLVE ANY DISPUTE BETWEEN OR AMONG ANY OF THE PARTIES HERETO, WHETHER ARISING IN CONTRACT, TORT, OR OTHERWISE, ARISING OUT OF, CONNECTED WITH, RELATED OR INCIDENTAL TO THIS AGREEMENT, THE TRANSACTIONS CONTEMPLATED HEREBY AND/OR THE RELATIONSHIPS ESTABLISHED AMONG THE PARTIES HEREUNDER.

16.	RECOVERY OF ATTORNEY’S FEES AND COSTS

If any action at law or in equity is necessary to enforce or interpret the terms of this Agreement, the prevailing Party will be entitled to reasonable attorney’s fees, costs, and necessary disbursements in addition to any other relief to which that Party is entitled.

17.	SECTION HEADINGS

The section headings in this Agreement are inserted solely for convenience of reference, are not a part of, and are not intended to govern, limit or aid in the construction of any term or provisions hereof.

18.	NO WAIVER

The failure by any party to exercise any right, remedy or elections herein contained or permitted by law shall not constitute or be construed as a waiver or relinquishment for the future exercise of such right, remedy or election, but the same shall continue and remain in full force and effect. All rights and remedies that any party may have at law, in equity or otherwise upon breach of any term or condition of this Agreement, shall be distinct, separate and cumulative rights and remedies and no one of them, whether exercised or not, shall be deemed to be in exclusion of any other right or remedy.

19.	COUNTERPARTS

This Agreement may be executed in counterparts, each of which shall be deemed an original, and both of which taken together shall constitute one and the same instrument.

20.	PARTIES BOUND; ASSIGNMENT

This Agreement will be binding on and inure to the benefit of the Parties to it and their respective heirs, executors, administrators, legal representatives, successors, and assigns when permitted by this Agreement. Neither Party may assign any of its rights or delegate any of its duties under this Agreement (by operation of law or otherwise), except with the written consent of the other Party.

21.	LEGAL CONSTRUCTION

In the event that any one or more of the provisions contained in this Agreement is for any reason held to be invalid, illegal, or unenforceable in any respect, that invalidity, illegality, or unenforceability will not affect any other provisions, and the Agreement will be construed as if the invalid, illegal, or unenforceable provision had never been contained in it.

22.	PRIOR AGREEMENTS SUPERSEDED

This Agreement constitutes the sole and only agreement of the Parties to it and supersedes any prior understandings or written or oral agreements between the Parties respecting this subject matter.

IN WITNESS WHEREOF, the undersigned have executed this Management Services Agreement effective as of the date first written above.

Avalanche International Corp.		Alzamend Neuro, Inc.

By:	/s/ Milton C. Ault, III	By:	/s/ Philip E. Mansour
Name: Milton C. Ault, III		Name: Philip E. Mansour
Title: Chairman		Title: Chief Executive Officer